SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                        April                          , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3--2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: April 29, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
FRIDAY, APRIL 29, 2005

Shell Canada shareholders approve three-for-one share split

Calgary, Alberta - Shell Canada Limited announced today that it received shareholder approval for a three-for-one division, or share split, of its issued and outstanding common shares at its annual and special meeting of shareholders.

The share split will apply to all shareholders of record as of June 23, 2005. Shell Canada’s shareholders will receive two additional common shares for each common share held on that date. Shareholders should retain their existing common share certificates and should not surrender them to Shell Canada or its transfer agent. New certificates will be distributed beginning June 30, 2005.

Shell Canada’s common shares will continue to trade on a pre-split basis until the close of trading on June 20, 2005.

Shell Canada’s common shares trade on the Toronto Stock Exchange under the symbol “SHC”.

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899